UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RE3ORT OF FOREIGN 3RIVATE ISSUER 3URSUANT TO RU/E 1 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 19 4

For the month of June 2023

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant's name into English)

Suite 2070, 1188 West Georgia Street, Vancouver, B.C., V6E 4A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description
99.1	Report of Voting Results

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Mining Gold Corp.
(Registrant)

June 14 2023	/s/ Samir Patel
Samir Patel
General Counsel and Corporate Secretary

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